UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number: 001-33621

ALEXCO RESOURCE CORPORATION
(Translation of registrant's name into English)

Suite 1150-200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Technical Report dated December 4, 2009

99.2	Certificate of Author - Bruce Murphy

99.3	Certificate of Author - David Keller

99.4	Certificate of Author - Hassan Ghaffari

99.5	Certificate of Author - Ken Reipas

99.6	Certificate of Author - Stan Dodd

99.7	Certificate of Author - Vince Scartozzi

99.8	Consent of Author - Bruce Murphy

99.9	Consent of Author - David Keller

99.10	Consent of Author - Hassan Ghaffari

99.11	Consent of Author - Ken Reipas

99.12	Consent of Author - Stan Dodd

99.13	Consent of Author - Vince Scartozzi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALEXCO RESOURCE CORP.
(Registrant)

Date: December 7, 2009	By:	/s/ David E. Whittle
David E. Whittle
Chief Financial Officer